Filed Pursuant to Rule 424(b)(3)
Registration No. 333-233704
PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus Dated November 8, 2019)

Stabilis Energy, Inc.
2,769,787 Shares of Common Stock
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This prospectus supplement no. 3 (the “Supplement”) supplements information contained in the prospectus dated November 8, 2019 (the “Prospectus”) relating to the offering for resale from time to time by the selling stockholders identified therein of up to an aggregate of 2,769,787 shares of common stock, which the selling stockholders acquired pursuant to private placements between us and the selling stockholders. We registered the offer and sale of the shares of common stock to satisfy registration rights we granted to the selling stockholders.
The selling stockholders may also offer and sell the shares of common stock being offered by the Prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both.
This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2020 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement.
This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.
Our common stock is quoted on the OTCQX Best Market under the symbol “SLNG.” Our common stock previously traded on the Nasdaq Stock Market under the same symbol until October 3, 2019. On February 11, 2020, the closing price of our common stock on the OTCQX Best Market was $3.67 per share.
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Investing in our common stock involves risks. See “Risk Factors” on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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The date of this Supplement is February 12, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2020

Stabilis Energy, Inc.
(Exact name of registrant as specified in its charter)

Florida	000-24575	59-3410234
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10375 Richmond Ave. Suite 700 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 832-456-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.001 par value	SLNG	The OTCQX Best Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 4, 2020 the Board of Directors (the “Board”) of Stabilis Energy, Inc. (the “Company”) elected Stacey B. Crenshaw to serve as a director of the Company until the next election of Directors.

Stacey B. Crenshaw, age 43, co-founded Stabilis Energy, LLC in 2013. Prior to her role with Stabilis she was a practicing attorney with Germer Gertz, LLP from 2002 to 2004. Ms. Crenshaw is the owner of ClaraVaille, a designer and retailer of custom jewelry. Ms. Crenshaw is also actively involved in her local community through leadership roles at the Neches River Festival and the Symphony League of Beaumont. From 2006 to 2011 she was the founder and director of CHAD’s Place, a non-profit that held conferences and provided support groups for the bereaved. Ms. Crenshaw has also served on several boards including Family Services of Southeast Texas, All Saints Episcopal School, and the advisory board of the Art Museum of Southeast Texas. Ms. Crenshaw received a Bachelor of Liberal Arts degree in Journalism from Texas A&M University and a Doctor of Jurisprudence degree from the University of Houston Law Center.

Ms. Crenshaw will not be receiving any compensation for her service on the Board. The Board has not appointed Ms. Crenshaw to any committees of the Board and no such appointments are currently expected.

There are no arrangements between Ms. Crenshaw and any other person pursuant to which Ms. Crenshaw was elected to serve as a director.

Ms. Crenshaw is the spouse of Casey Crenshaw, the Company’s Executive Chairman and beneficial owner of more than 50% of the Company’s outstanding common stock. Certain related party information required by Item 5.02(d) of Form 8-K was previously filed with the SEC on June 13, 2019 as part of the Company’s definitive proxy statement, and on Form 10-Q for the period ended September 30, 2019 filed with the SEC on November 12, 2019. Pursuant to General Instruction B.3 of Form 8-K, such information is not required to be filed herewith. On December 1, 2019, the Company amended its lease agreement with M/G Finance Co., Ltd.  a subsidiary of The Modern Group, Ltd. (“The Modern Group”) for equipment purchases totaling approximately $3.2 million.  Under the terms of the lease agreement, the Company’s aggregate payments due from December 1, 2019 through the remaining term of the lease are $3.6 million.  Casey Crenshaw is the beneficial owner of 25% of The Modern Group and is deemed to jointly control The Modern Group with family members.

On February 3, 2020, Arthur G. Dauber resigned from the Board. Mr. Dauber’s resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On February 3, 2020, Will Crenshaw resigned from the Board. Mr. Crenshaw’s resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STABILIS ENERGY, INC.
By: /s/James Reddinger
James Reddinger
President and Chief Executive Officer

Date: February 7, 2020